UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

IMH FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

449686 500
(CUSIP Number)

Michael Lees
JPMorgan Chase &Co.
270 Park Avenue
New York, NY 10017
(212) 270-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449686 500

1	NAMES OF REPORTING PERSONS JPMorgan Chase & Co.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-2624438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,595,148 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,595,148 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,595,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.77% (2)

14	TYPE OF REPORTING PERSON
HC, CO

(1)	Consists of shares of the Issuer’s common stock issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

(2)
The percentage reflected is based on 21,709,524 outstanding common shares (including Issuer’s Class B1, Class B2, Class B3, Class B4 and Class C common shares and assuming conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.) reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on April 14, 2017.

CUSIP No. 449686 50

1	NAMES OF REPORTING PERSONS JPMorgan Chase Funding Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3471824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,595,148 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,595,148 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,595,148 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.77% (2)

14	TYPE OF REPORTING PERSON
CO

(1)	Consists of shares of the Issuer’s common stock issuable upon conversion of 5,595,148 shares of Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.

(2)
The percentage reflected is based on 21,709,524 outstanding common shares (including Issuer’s Class B1, Class B2, Class B3, Class B4 and Class C common shares and assuming conversion of the Series B-2 Cumulative Convertible Preferred Stock held by JPMorgan Chase Funding Inc.) reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on April 14, 2017.

Item 1. Security and Issuer.
The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7001 N. Scottsdale Road, #2050, Scottsdale, Arizona 85253.
Item 2. Identity and Background.
This Schedule 13D is being filed by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), on behalf of itself and its wholly owned indirect subsidiary, JPMorgan Chase Funding Inc., a Delaware corporation (“JPM Funding”, and together with JPMorgan Chase, the “Filing Parties”) pursuant to a Joint Filing Agreement, dated as of April 21, 2017, a copy of which is attached as Exhibit 99.1 hereto. The business address of each of the Filing Parties is 270 Park Avenue, New York, New York 10017. JPMorgan Chase is a financial holding company. JPM Funding engages in activities permitted for a subsidiary of a financial holding company, including investing in debt and equity securities. JPMorgan Chase is not controlled by any person or persons.

Neither the present filing nor anything contained herein shall be construed as an admission that any of the Filing Parties constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

During the last five years, none of the Filing Parties, nor, to the knowledge of each of the Filing Parties, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
On April 11, 2017, JPM Funding purchased 5,595,148 shares of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock (the “B-2 Preferred Shares”) from SRE Monarch, LLC (“SRE Monarch”) pursuant to that certain Preferred Stock Purchase Agreement, dated April 11, 2017 (“Purchase Agreement”), among the Issuer, JPM Funding and SRE Monarch for an aggregate purchase price of $25,270,000 paid out of working capital.
In connection with the consummation of the transactions contemplated by the Purchase Agreement, the Issuer’s board of directors (the “Board”) approved, and the Issuer adopted and on April 11, 2017 filed with Secretary of State of the State of Delaware, the Amended and Restated Certificate of Designation of the Cumulative Convertible Series B-1 Preferred Stock and Cumulative Convertible Series B-2 Preferred Stock (“Restated Certificate of Designation”). The number of shares of common stock issuable upon conversion of the B-2 Preferred Shares is subject to adjustment as provided in the Restated Certificate of Designation. The Restated Certificate of Designation provides that each B-2 Preferred Share is convertible, at the election of the holder thereof, into a number of shares of Common Stock determined by dividing (i) the sum of (a) $3.2171 (the “Original Price”) and (b) all accrued and unpaid dividends thereon by (ii) the then effective conversion price (initially the Original Price, as adjusted from time to time in accordance with the terms of the Restated Certificate of Designation, the “Conversion Price”). In addition, all outstanding B-2 Preferred Shares will automatically be converted into shares of the Issuer’s common stock at the then effective Conversion Price upon the closing of a sale of shares of common stock at a price equal to or greater than two and a quarter times (2.25x) the Original Price (subject to adjustment in accordance with the Restated Certificate of Designation), in a firm commitment underwritten public offering and listing of the common stock on a national securities exchange, pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), resulting in at least $75,000,000 of gross proceeds to the Issuer. As of the date hereof, the B-2 Preferred Shares are convertible into, and the Filing Parties may be deemed to beneficially own, 5,595,148 shares (the “Conversion Shares”) of the Issuer’s common stock issuable upon conversion of the B-2 Preferred Shares.

Item 4. Purpose of Transaction.
The information set forth in Item 3 and Item 6 is incorporated herein by reference.
General
JPM Funding acquired the B-2 Preferred Shares, and the Filing Parties may therefore be deemed to have acquired beneficial ownership of the Conversion Shares, for investment purposes in the ordinary course of business pursuant to the Purchase Agreement.

The transactions contemplated by the Purchase Agreement will result, or have resulted, in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Board, and changes in the Issuer’s charter, and may result in the acquisition of beneficial ownership of additional shares of common stock by the Filing Parties. The Filing Parties may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Filing Parties may, from time to time, determine to increase or decrease their respective beneficial ownership of common stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Purchase Agreement, the Filing Parties currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.
Preferred Directors and Voting Rights
Pursuant to the Restated Certificate of Designation, for so long as JPM Funding, its affiliates and transferees own at least 50% of the B-2 Preferred Shares, the holders of the B-2 Preferred Shares, voting as a single class, will be entitled to elect one member of the Issuer’s Board (the “Series B-2 Director”). The Restated Certificate of Designation also provides that, for so long as (i) JPM Funding, its affiliates and transferees own at least 50% and B-2 Preferred Shares and (ii) Juniper NVM, LLC and JCP Realty Partners, LLC (together, the “Juniper Entities”), their affiliates and transferees (collectively, “Juniper”) and JPM Funding, its affiliates and transferees own at least 50% of the Issuer’s Series B-1 Cumulative Convertible Preferred Stock, par value $0.01 (the “B-1 Preferred Shares” and, together with the B-2 Preferred Shares, the “Series B Preferred Stock”), the holders of the B-1 Preferred Shares and the holders of the B-2 Preferred Shares will have the right to elect an additional director (the “Series B Director”), who will be independent and serve on the audit and compensation committees of the Board. In the event Juniper ceases to own at least 50% of the B-1 Preferred Shares, and JPM Funding, its affiliates and transferees continue to own 50% of the B-2 Preferred Shares, JPM Funding, its affiliates and transferees will be entitled to designate the Series B Director. In the event of a vacancy in the director position held by the Chief Executive Officer of the Issuer, the holders of at least 85% of the then outstanding Series B Preferred Stock (the “Required Holders”) will be entitled to fill such vacancy until a replacement Chief Executive Officer is hired by the Issuer.

The Restated Certificate of Designation obligates the Issuer to use its best efforts to cause the nomination of a person designated by JPM Funding as the Series B-2 Director and a person designated by the mutual consent of JPM Funding and Juniper as the Series B Director. JPM Funding has designated a representative of JPM Funding as the initial Series B-2 Director.

In addition to the foregoing rights, except as otherwise required by applicable law, the holders of Series B Preferred Stock have the right to vote with the holders of the Issuer’s voting common stock on an as-converted basis on all matters on which holders of the voting common stock are entitled to vote. In addition, except with the vote of the Required Holders, the Restated Certificate of Designation provides that the Issuer may not amend, waive or repeal any provision of its certificate of incorporation or bylaws in a manner adverse to the holders of Series B Preferred Stock or enter into any agreement or plan of merger or consolidation with any other entity, unless, upon the consummation of such transaction, the Series B Preferred Stock remains outstanding and unchanged or is converted into equity interests of the surviving entity having the same relative rights, powers, preferences and privileges as provided in the Restated Certificate of Designation.

Ranking and Dividends
The Restated Certificate of Designation provides that, subject to the rights of holders of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), to receive a special dividend pursuant to the Issuer’s certificate of incorporation, or the rights of any class of Senior Preferred Stock (as defined below) or Parity Stock (as defined below) approved by the Required Holders, all shares of the Issuer’s capital stock will be junior in rank to the Series B Preferred Stock with respect to dividends, distributions and payment upon the liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets and certain changes in control of the Issuer. Without the prior written consent of the Required Holders, the Restated Certificate of Designation prohibits the Issuer from authorizing or issuing any shares of capital stock that rank (i) senior to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “Senior Preferred Stock”) or (ii) pari passu to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions or payments upon a liquidation event, deemed liquidation event or redemption (collectively, the “Parity Stock”).
The Restated Certificate of Designation provides that each holder of a share of Series B Preferred Stock will be entitled to receive preferential dividends out of funds legally available therefor in an amount per share equal to (i) 8% of the Original Price per annum, (ii) 13% of the Original Price per annum immediately upon the occurrence of a Noncompliance Event (as defined in the Restated Certificate of Designation and described below) and, (iii) 18% of the Original Price per annum, if a Noncompliance Event remains uncured for a period of 180 days following a demand that the Series B Preferred Stock be redeemed, in each case, compounded quarterly. Dividends on each share of Series B Preferred Stock are cumulative and accrue whether or not declared, and will be payable in cash, quarterly in arrears when, as and if declared by the Board.

Subject to the right of the holders of the Class B Common Stock to receive a special dividend pursuant to the Issuer’s certificate of incorporation, no dividend (other than dividends payable in shares of voting common stock) may be paid on any capital stock of the Issuer during any fiscal year unless all accrued dividends on the Series B Preferred Stock have been paid in full, except that, commencing with the fiscal quarter ending September 30, 2014, the Restated Certificate of Designation permits the Board to authorize quarterly dividends on the Issuer’s voting common stock of up to $375,000 in aggregate, plus an amount to be paid to holders of the Series B Preferred Stock equal to the dividends that would have been payable to holders of the Series B Preferred Stock had such shares been converted into common stock; provided that certain conditions are satisfied, including, with respect to any such dividend payable after March 31, 2015, that the Issuer has had earnings before interest, taxes depreciation and amortization (EBITDA) of greater than $12 million in the aggregate over the four most recently completed fiscal calendar quarters.

In the event a special dividend is declared with respect to the Class B Common Stock, the holders of Series B Preferred Stock will be entitled to receive additional dividends on an “as converted” basis.
Without the prior written consent of the Required Holders of the Series B Preferred Stock, neither the Issuer nor any of its subsidiaries will be permitted to, (i) declare or pay any dividends on or make any other distribution in respect of any interest in it, (ii) make any capital contribution to or purchase, redeem, acquire or retire any securities in any entity, or (iii) cause or permit any reduction or retirement of the capital stock, partnership interests, membership interests of the Issuer and its subsidiaries, as applicable, subject to certain exceptions.
Liquidation Preference
In the event of a liquidation of the Issuer, certain mergers involving the Issuer, the sale of substantially all of the Issuer’s assets and certain changes in control of the Issuer, the Restated Certificate of Designation provides that the holders of Series B Preferred Stock will be entitled to be paid (out of available assets of the Issuer), and subject to the rights of any Senior Preferred Stock or Parity Stock, but before any payment to the holders of any other shares of the Issuer’s capital stock, an amount per share equal to 150% of the sum of (i) the Original Price, plus (ii) any dividends accrued and unpaid on the Series B Preferred Stock, whether or not declared. However, if a share of Series B Preferred Stock would be entitled to an amount greater than such liquidation preference if it had been converted into a share of common stock immediately prior to the applicable event, the share of Series B Preferred Stock will be entitled to the amount it would have received on an as-converted basis.
Preemptive Rights
Subject to limited exceptions described in the Restated Certificate of Designation, each holder of 10% or more of the outstanding shares of Series B Preferred Stock at the time of any future issuance of equity capital stock of the Issuer will have the preemptive right to purchase its pro rata share of equity capital stock of the Issuer issued in connection with such transaction.
Redemption; Non-Compliance Events

The Restated Certificate of Designation provides that each holder of Series B Preferred Stock may require the Issuer to redeem such holder’s Series B Preferred Stock at any time after July 24, 2019 for a redemption price determined in accordance with the Restated Certificate of Designation. If at any time a holder of Series B Preferred Stock holds less than 15% of the shares initially acquired by it, the Issuer may redeem such holder’s Series B Preferred Stock for a redemption price determined in accordance with the Restated Certificate of Designation. The Required Holders may also demand that the Issuer redeem the Series B Preferred Stock following a Noncompliance Event. Under the Restated Certificate of Designation, “Noncompliance Events” include the following:

•
the Issuer fails (i) to pay the full dividend on the Series B Preferred Stock for a fiscal quarter within thirty days following the end of such fiscal quarter; (ii) to consummate a redemption of the Series B Preferred Stock within ninety days of a demand for a required redemption of the Series B Preferred Stock; or (iii) to redeem the Series B Preferred Stock on the thirtieth day after the Issuer delivers notice of an optional redemption; (iv) to comply with the terms of the Restated Certificate of Designation or other agreements entered into with the holders of Series B Preferred Stock in connection with the issuance thereof;

•	the Issuer or, subject to certain exceptions, any of its subsidiaries is the subject of a bankruptcy, receivership, liquidation or assignment for the benefit of creditors;

•	the Issuer or any of its subsidiaries is in default with respect to certain indebtedness and such default is not cured within thirty days;

•
judgments in excess of $2,000,000 in the aggregate are entered against the Issuer or any of its subsidiaries if the judgments are not appealable or otherwise released or cured within 90 days, except for judgments approved by the Board;

•	the Issuer fails to timely comply with its reporting obligations under the Exchange Act;

•	failure by Issuer to cause nomination of a Series B-1 Director, Series B-2 Director, or Series B Director in accordance with the Restated Certificate of Designation; or

•	certain legal proceedings are commenced against the Issuer or its subsidiaries.
Required Liquidation
Under the Restated Certificate of Designation, if at any time the Issuer is not in compliance with certain of its obligations to the holders of the Series B Preferred Stock and the Issuer fails to pay (i) full dividends on the Series B Preferred Stock for two consecutive fiscal quarters or (ii) the redemption price for Series B Preferred Stock within 180 days following the later of (x) demand therefor resulting from such non-compliance and (y) July 24, 2019, unless the Required Holders elect otherwise, then the Issuer will be required to use its best efforts to commence a liquidation of the Issuer.
Restrictive Covenants

The Restated Certificate of Designation includes several covenants applicable to the Issuer and its subsidiaries, including agreements to furnish an annual budget to the holders of Series B Preferred Stock, and agreement by the Issuer not to take certain actions without the consent of the Required Holders. For additional information regarding such covenants, please see the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 14, 2017.

Item 5. Interest in Securities of the Issuer.
The information set forth in Items 2, 4 and 6 is incorporated herein by reference.

(a) and (b)
The Issuer reported in its Annual Report on Form 10-K for the year ended December 31, 2016 that as of April 14, 2017, there were outstanding 920,314 shares of common stock, 3,491,758 shares of Class B-1 Common Stock, 3,492,954 shares of Class B-2 Common Stock, 7,159,759 shares of Class B-3 Common Stock, 313,790 shares of Class B-4 Common Stock and 735,801 shares of Class C Common Stock, 2,604,852 shares of Series B-1 Preferred Stock and 5,595,148 shares of Series B-2 Preferred Stock, all of which were collectively convertible into 24,314,376 outstanding common shares as of such date. Based on the foregoing, and assuming conversion of the B-2 Preferred Shares but not the B-1 Preferred Shares, the 5,595,148 shares of common stock, consisting entirely of shares of common stock issuable upon conversion of the B-2 Preferred Shares, that each Filing Party may be deemed to beneficially own represented approximately 25.77% of the common stock outstanding as of such date, and may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, such Conversion Shares.
(c) Except as set forth in Item 3, no Filing Party has effected any transaction in the common stock during the past 60 days.
(d) No other person is known to the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares covered by this Schedule 13D.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.
Investment Agreement
On April 11, 2017, the Issuer, JPM Funding and the Juniper Entities entered into an Investment Agreement (“Series B Investment Agreement”). Pursuant to the Series B Investment Agreement, the Issuer agreed to take all commercially reasonable actions as are reasonably necessary for the Issuer to be eligible to rely on the exemption (the “Real Estate Exemption”) provided by Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and to remain eligible to rely on such exemption at all times thereafter. The Issuer agreed not to take any action, the result of which would reasonably be expected to cause the Issuer to become ineligible for the Real Estate Exemption without the prior written consent of JPM Funding. In the event that the Issuer violates any of the foregoing covenants, and that violation is not cured within 60 days of the violation, JPM Funding has (and if JPM Funding exercises, the Juniper Entities have) the right to demand that the Issuer purchase all of their shares of Series B Preferred Stock at the Required Redemption Price as set forth in the Restated Certificate of Designation.

The Series B Investment Agreement also provides that in the event that the transactions contemplated by the Purchase Agreement and the Series B Investment Agreement results in modification of the parity between the B-1 Preferred Shares and B-2 Preferred Shares in a manner that is adverse to the Juniper Entities or JPM Funding, then: (a) the other parties shall reasonably cooperate with the adversely affected party to attempt to restore or otherwise accomplish such parity; and (b) if, after reasonably cooperating, the parties are unable to restore or otherwise accomplish such parity, then the Issuer shall indemnify such adversely affected party for the damages and other losses (including diminution in value) suffered by such party from such absence of parity, and such indemnification shall be such party’s sole remedy with respect to such inability to restore or otherwise accomplish parity unless the Issuer is unable to restore or otherwise accomplish such parity in full.
Investors’ Rights Agreement
On July 24, 2014 the Issuer, the Juniper Entities and SRE Monarch entered into an Investors’ Rights Agreement (the “Rights Agreement”). Pursuant to the Purchase Agreement and in connection with the transfer of the B-2 Preferred Shares to JPM Funding, SRE Monarch assigned all of its right, title and interest in the Rights Agreement to JPM Funding, and on April 11, 2017, JPM Funding and Issuer executed a joinder to the Rights Agreement to evidence such assignment.
Pursuant to the Rights Agreement, JPM Funding and Juniper have certain demand and other registration rights to cause the shares of Series B Preferred Stock and shares of common stock issuable upon conversion thereof to be registered under the Securities Act. Under the Rights Agreement, at any time after any of the Issuer’s equity securities are listed on a national securities exchange, a person holding at least 15% of the Series B Preferred Stock, or if none, the holders of 50% of the registrable securities (each, a “Major Investor”), will have the right to demand that the Issuer register the resale (in an underwritten offering or otherwise) of that person(s)’ registrable securities; provided that any demand for registration of the registrable securities on Form S-11 may only be requested if the registration of the shares is reasonably expected to result in aggregate gross cash proceeds in excess of $10,000,000. Additionally, within forty-five days following the conversion of all Series B Preferred Stock into common stock, or following the written commitment of a Major Investor to convert all of its shares of Series B Preferred Stock into Common Stock, the Issuer agrees to register the resale (in an underwritten offering or otherwise) of the registrable securities pursuant to Rule 415 under the Securities Act.

The Rights Agreement also provides that, whenever the Issuer proposes to register any of its equity securities under the Securities Act (other than pursuant to a demand registration or a registration statement on Form S-8 or Form S-4), or otherwise proposes to offer any of its equity securities under the Securities Act in an underwritten offering either for its own account or for the account of one or more securityholders and the Issuer is eligible to use a registration form for such offering that may be used for the registration of registrable securities, the Issuer will, subject to certain exceptions, be required to include the registrable securities in such registration statement to the extent requested by the holders thereof.

The registration rights included in the Rights Agreement are subject to various conditions as set forth in the Rights Agreement. The Rights Agreement also contains customary indemnification provisions with respect to information included in any registration statement filed thereunder.

The Series B Investment Agreement, the Purchase Agreement, the Rights Agreement are filed as Exhibits 2, 3 and 4 respectively, to this Schedule 13D. The summary contained herein of each such agreement is qualified in its entirety by reference to the full text of each such agreement.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description
1
Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of IMH Financial Corporation (incorporated by reference to Exhibit 3.3 to IMH Financial Corporation’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 14, 2017).

2
Investment Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc., JCP Realty Partners, LLC, and Juniper NVM, LLC dated April 11, 2017 (incorporated by reference to Exhibit 10.31 to IMH Financial Corporation’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 14, 2017).

3
Preferred Stock Purchase Agreement by and among IMH Financial Corporation, JPMorgan Chase Funding Inc. and SRE Monarch, LLC dated April 11, 2017 (incorporated by reference to Exhibit 10.30 to IMH Financial Corporation’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 14, 2017).

4
Investors’ Rights Agreement by and among IMH Financial Corporation, JCP Realty Partners, LLC, Juniper NVM, LLC and SRE Monarch, LLC, dated July 24, 2014, (incorporated herein by reference to Exhibit 4.1 to IMH Financial Corporation’s Current Report on Form 8-K on July 29, 2014).

99.1	Joint Filing Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2017

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees
	Name:	Michael T. Lees
	Title:	Executive Director

JPMorgan Chase Funding Inc.

By:	/s/ Chad Parson
	Name:	Chad Parson
	Title:	Managing Director

SCHEDULE I

Directors and Executive Officers of the Filing Parties

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. and JPMorgan Chase Funding Inc. The business address of each of the directors and executive officers is c/o JPMorgan Chase & Co, 270 Park Avenue, New York, NY, 10017, except for as follows: the business address for Patrick Dempsey is 383 Madison Avenue, New York, NY, 10179; the business address for James M. Collins is 4 New York Plaza, New York, NY, 10004; the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom; the business address for Peter Scher is 601 Pennsylvania Avenue NW - North, Washington, DC, 20004. Each person listed below is a citizen of the United States, except Daniel Pinto is a citizen of Argentina, Ashley Bacon is a citizen of the United Kingdom, and Abhishek Sachdev is a citizen of India.

Directors and Executive Officers of JPMorgan Chase & Co.

Name	Present Principal Occupation

Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.
James A. Bell	Director of JPMorgan Chase & Co. and Retired Executive Vice President of the Boeing Company
Crandall C. Bowles	Director of JPMorgan Chase & Co. and Chairman Emeritus of The Springs Company
Stephen B. Burke	Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC
Todd A. Combs	Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Director of JPMorgan Chase & Co. and President of Henry Crown and Company
Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG
Laban P Jackson, Jr.	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Clear Creek Properties, Inc.
Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer GE Capital
Lee R. Raymond	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation
William C. Weldon	Director of JPMorgan Chase & Co. and Retired Chairman and CEO of Johnson & Johnson
James Dimon	Chairman of the Board, Chief Executive Officer and President
Ashley Bacon	Chief Risk Officer
John L. Donnelly	Head of Human Resources
Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management
Stacey Friedman	General Counsel
Marianne Lake	Chief Financial Officer
Douglas B. Petno	Chief Executive Officer of Commercial Banking
Daniel E. Pinto	Chief Executive Officer of the Corporate & Investment Bank
Gordon A. Smith	Chief Executive Officer of Consumer & Community Banking
Matthew E. Zames	Chief Operating Officer
Peter Scher	Head of Corporate Responsibility
Patrik Ringstroem	Head of Corporate Strategy

Directors and Executive Officers of JPMorgan Chase Funding Inc.

Name	Present Principal Occupation

Patrick Dempsey	Chairman, President and Director
James M. Collins	Chief Financial Officer
Kathleen A Juhase	Chief Legal Officer
Abhishek Sachdev	Director
Marie A Nourie	Director

SCHEDULE II

On May 20, 2015, JPMorgan Chase announced settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve relating to the JPMorgan Chase’s foreign exchange (FX) trading business.  Under the DOJ resolution, JPMorgan Chase entered a plea of guilty to a single antitrust violation and agreed to pay a fine of $550 million.  Judgment consistent with the terms of the plea agreement was entered on January 10, 2017.  Under the resolution with the Federal Reserve, JPMorgan Chase has agreed to a fine of $342 million and has agreed to the entry of a Consent Order.  The settlements also call for certain remedial actions.

On September 19, 2013, the Securities and Exchange Commission (“SEC”) issued a cease and desist order (the “Order”) against JPMorgan Chase relating to the circumstances arising from certain losses that occurred in 2012 in JPMorgan Chase’s Chief Investment Office (“CIO”).  The Order states that JPMorgan Chase  violated Sections 13(A), 13(b)(2)(a), and 13(B)(2)(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 13A-11, 13A-13, and 13A-15 thereunder because JPMorgan Chase allegedly failed to maintain effective internal control over financial reporting as of March 31, 2012, and disclosure controls and procedures, and filed inaccurate reports with the SEC.

On January 14, 2013, the Federal Reserve issued a consent order to cease and desist (“Consent Order”) against JPMorgan Chase.  The Consent Order states that the Federal Reserve identified deficiencies in JPMorgan Chase’s  oversight of the risks associated with the synthetic credit portfolio; the model governance function’s oversight of the model validation processes relating to the CIO; the finance function’s development of appropriate internal financial reporting for the CIO; the internal audit function’s assessment of the CIO’s internal controls; and senior management’s elevation of issues to JPMorgan Chase’s  board of directors.  The Consent Order makes no finding on any issues of fact or law and does not constitute an admission by JPMorgan Chase of any allegations made or implied by the Federal Reserve in connection with this matter.  The Consent Order describes a Consent Order entered into by the Office of the Comptroller of the Currency (“OCC”) and JPMorgan Chase Bank, N.A. (the “Bank”) designed to remedy deficiencies, which the Bank has neither admitted or denied, identified by the OCC in the Bank’s board and management oversight, as well as bank governance, risk management, model rise management, valuation control, and internal audit programs.

On January 7, 2013, JPMorgan Chase announced that it and a number of other financial institutions entered into a settlement agreement with the OCC and the Federal Reserve providing for the termination of the Independent Foreclosure Review programs that had been required under the Consent Orders with such banking regulators relating to each bank’s residential mortgage servicing, foreclosure and loss-mitigation activities. Under this settlement, JPMorgan Chase agreed to make a cash payment of approximately $750 million into a settlement fund for distribution to qualified borrowers. JPMorgan Chase also committed an additional $1.2 billion to foreclosure prevention actions under the settlement, to be fulfilled through credits given to JPMorgan Chase for modifications, short sales and other types of borrower relief.

On February 29, 2016, JPMorgan Chase and the Indiana Secretary of State, Securities Division (the “Division”) entered into a Consent Agreement to resolve the Division’s investigation into JPMorgan Chase’s residential mortgage backed securities business for the period from 2005 to2008. The Division alleged that JPMorgan Chase’s conduct was outside the standards of honesty and ethics generally accepted in the securities trade and industry.  On March 1, 2016, the Division entered an Order to Adopt the Consent Agreement.

On November 16, 2012, JPMorgan Chase, J.P. Morgan Securities Inc. (“JPMS”) and various subsidiaries of the former Bear Stearns Companies Inc. (“Bear Stearns”) reached a settlement with the SEC regarding a separate SEC investigation of certain settlements of claims against originators stemming from loans in a number of Bear Stearns securitizations.  As part of the combined settlement, JPMorgan Chase, JPMS and Bear Stearns neither admitted nor denied the allegations in the SEC’s complaint and each consented to the entry of a final judgment permanently enjoining them from future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933.  They also agreed to pay a total of approximately $222.4 million in disgorgement, prejudgment interest and civil penalties.  The final judgment was entered January 8, 2013.

On November 17, 2016, JPMorgan Chase entered into a settlement with the SEC under which JPMorgan Chase, without admitting or denying the allegations, consented to the entry of an order (the “Order”) that finds that JPMorgan Chase violated Sections 13(B)(2)(A), 13(B)(2)(B) and 30A of the Exchange Act.  The Order finds that JPMorgan Chase violated the Anti-Bribery provisions of the federal securities laws by corruptly providing valuable internships and employment to relatives and friends of foreign government officials (“Referral Hires”) in order to assist JPMorgan Chase in retaining and obtaining business.  In addition, the Order finds that JPMorgan Chase violated the books and records provisions and the internal accounting controls provisions of the Foreign Corrupt Practices Act (“FCPA”) in conjunction with certain Referral Hires.  The Order directs JPMorgan Chase to cease-and-desist from committing or causing any violations and any future violations of the above-enumerated statutory provisions.  Additionally, the Order required JPMorgan Chase to pay a total of $105,507,668 in disgorgement and prejudgment interest of $25,083,737, which was paid on November 27, 2016.  In addition, JPMorgan Chase was ordered to comply with certain undertakings, including reporting to the SEC staff periodically, at no less than nine-month intervals during a three-year term.  The status of JPMorgan Chase’s remediation and implementation of compliance measures relating to FCPA and applicable anti-corruption laws, and certifying that JPMorgan Chase has made a good faith effort to comply with the undertakings.

JPMorgan Chase entered into another settlement the on November 17, 2016 related to the same conduct referenced in the immediately preceding paragraph. JPMorgan Chase entered into a settlement with the Board of Governors of the Federal Reserve System (“FRB”) resulting in the FRB issuing an order (the “FRB Order”).  The FRB Order directs JPMorgan Chase to cease-and-desist such conduct and to pay a civil money penalty of $61,932,500 which was paid on November 17, 2016.  In addition, the FRB Order requires JPMorgan Chase to take the following steps: (a) submit an acceptable written plan, and timeline for implementation, to improve senior management’s oversight of JPMorgan Chase’s firm-wide compliance risk management program with regard to compliance with applicable U.S. laws and regulations and applicable internal policies and procedures in connection with the firm’s hiring of candidates who were referred, directly or indirectly, by foreign government officials and existing or prospective commercial clients (“Referral Hiring Practices”); (b) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s firm-wide compliance risk management program with regard to the oversight and implementation of anti-bribery processes and procedures in connection with the firm’s Referral Hiring Practices; and (c) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s compliance with internal policies and procedures as well as applicable U.S. laws and regulations in its Referral Hiring Practices.

In addition to the above matters, the Filing Parties have been involved in a number of other civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the JPMorgan Chase’s periodic reports on Forms 8-K, 10-Q and 10-K filed with the SEC, and in other regulatory reports, which descriptions are hereby incorporated by reference.